UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Amendment No. 5

ACV AUCTIONS INC.

(Name of Subject Company (Issuer))

APPLE MERGER SUB, INC.

(Offeror)

A Wholly Owned Subsidiary of

COPART, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as offeror, issuer or other person))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

00091G104

(CUSIP Number of Class of Securities)

A. Jayson Adair

Chief Executive Officer

Copart, Inc.

14185 Dallas Parkway, Suite 300

Dallas, TX 75254

(972) 391-5000

(Name, Address and Telephone Number of Person Authorized to

Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Martin Korman Douglas K. Schnell Broderick K. Henry, Jr. Wilson Sonsini Goodrich & Rosati Professional Corporation 650 Page Mill Road Palo Alto, CA 94304 (650) 493-9300	Austin March Brandon J. Middleton-Pratt Wilson Sonsini Goodrich & Rosati Professional Corporation 900 South Capital of Texas Highway Las Cimas IV, Fifth Floor Austin, TX 78746 (650) 493-9300

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This Amendment No. 5 (this “Amendment”) to Schedule TO amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on September 17, 2026 (together with any subsequent amendments and supplements thereto, the “Schedule TO”), by Apple Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Copart, Inc., a Delaware corporation (“Parent”). The Schedule TO relates to the offer by Purchaser to acquire all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of ACV Auctions Inc., a Delaware corporation (“ACV”), for $10.50 per Share, net to the seller in cash, without interest, subject to any applicable withholding taxes, upon the terms and conditions set forth in the Offer to Purchase, dated September 17, 2026 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and the related Letter of Transmittal (as it may be amended or supplemented from time to time, the “Letter of Transmittal” and, together with the Offer to Purchase, the “Offer”), copies of which are attached to the Schedule TO as Exhibits (a)(1)(i) and (a)(1)(ii), respectively.

All information contained in the Offer to Purchase (including Schedule I to the Offer to Purchase) and the accompanying Letter of Transmittal is hereby expressly incorporated herein by reference in response to Items 1 through 9 and Item 11 of the Schedule TO and is supplemented by the information specifically provided in this Amendment. This Amendment should be read together with the Schedule TO. Capitalized terms used and not otherwise defined in this Amendment have the meanings given to such terms in the Offer to Purchase.

Items 1 through 9; Item 11.

The disclosure in the Offer to Purchase and Items 1 through 9 and Item 11 of the Schedule TO, to the extent such Items incorporate by reference the information contained in the Offer to Purchase, is hereby amended and supplemented as follows:

“The Offer and related withdrawal rights expired at 5:00 p.m., Eastern Time, on October 15, 2026 (such date and time, the “Expiration Date”), and the Offer was not further extended. The Depositary has advised Purchaser that, as of the Expiration Date, 116,818,409 Shares had been validly tendered and not validly withdrawn pursuant to the Offer, representing, together with the shares owned by Parent and its affiliates, approximately 68.43% of the then issued and outstanding Shares. As of the Expiration Date, the number of Shares validly tendered and not validly withdrawn pursuant to the Offer satisfied the Minimum Condition.

Purchaser has accepted all Shares validly tendered and not validly withdrawn pursuant to the Offer, and payment of the applicable Offer Price for such Shares will be made promptly after the Expiration Date in accordance with the terms of the Offer and the Merger Agreement.

Following expiration of the Offer and acceptance for payment of the Shares, Purchaser owned sufficient Shares to effect the Merger under Section 251(h) of the DGCL, without a vote of ACV’s stockholders. Accordingly, following completion of the Offer, Parent and Purchaser effected the Merger in accordance with Section 251(h) of the DGCL, in which Purchaser merged with and into ACV, with ACV surviving the Merger and continuing as a wholly owned subsidiary of Parent.

At the Effective Time, each Share issued and outstanding (other than the Excluded Shares and Shares that are held of record by holders or beneficially owned by owners who have properly and validly demanded, and not lost or validly withdrawn, their statutory rights of appraisal in respect of such Shares in accordance with Section 262 of the DGCL) was converted by virtue of the Merger into the right to receive an amount in cash equal to the Offer Price, without any interest and subject to any applicable withholding of taxes. The Shares are expected to cease to trade on the New York Stock Exchange (“NYSE”) prior to the opening of business on October 16, 2026 and will be delisted from the NYSE. Parent and ACV intend to take steps to enable the delisting of the Shares from NYSE and the deregistration of the Shares under the Exchange Act as promptly as practicable after the Effective Time.

On October 16, 2026, Parent issued a press release announcing the expiration of the Offer and the consummation of the Merger. The full text of the press release announcing the expiration of the Offer and the consummation of the Merger is attached as Exhibit (a)(5)(ix) to the Schedule TO and is incorporated herein by reference.”

Item 12. Exhibits.

Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit:

Exhibit No.	Description
(a)(5)(ix)*	Press release issued by Copart, Inc., dated October 16, 2026.

*	Filed herewith

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: October 16, 2026

APPLE MERGER SUB, INC.

By:	/s/ Leah C. Stearns
Name:	Leah C. Stearns
Title:	Chief Financial Officer

COPART, INC.

By:	/s/ Leah C. Stearns
Name:	Leah C. Stearns
Title:	Chief Financial Officer